MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada
|CONFERENCE CALL NOTICE|

FOR IMMEDIATE RELEASE

MIGENIX Second Fiscal Quarter 2007 Financial Results

Conference Call & Web Cast Notification

Wednesday, December 13th, 2006 – 11:00 a.m. ET; 8:00 a.m. PT

Vancouver, BC, CANADA and San Diego, CA, USA, December 7th, 2006 - MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious and degenerative diseases, will host a conference call and web cast on Wednesday, December 13th, 2006 at 11:00 a.m. ET (8:00 a.m. PT) to discuss financial results for the second fiscal quarter ended October 31, 2006.  An update on company activities will also be provided. To participate in the conference call, please dial 416-644-3423 or 1-866-250-4910. The call will be available for replay until December 27th, 2006 by calling 416-640-1917 or 1-877-289-8525 and entering the pass code 21212520#.  The live and archived web cast can be accessed through the company’s website at www.migenix.com for the next 90 days.

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs in the areas of infectious and degenerative diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II and preclinical), the prevention of catheter-related infections (Phase III), the treatment of dermatological diseases (Phase II) and the treatment of neurodegenerative diseases (Phase I and preclinical). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Extension 233 aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.